Roka Bioscience, Inc.
20 Independence Boulevard
Warren, New Jersey 07059

October 20, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attn: Brian Soares

Re: Roka Bioscience, Inc. Registration Statement on Form S-3 (File No. 333-214033)

Dear Mr. Soares:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, Roka Bioscience, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 5:00 p.m., Eastern Standard Time, on October 24, 2016, or as soon as practicable thereafter.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

ROKA BIOSCIENCE, INC
By:	/s/ Lars Boesgaard
Name:	Lars Boesgaard
Title:	Chief Financial Officer